Exhibit 99.1

Collective Mining Extends Trap 350 Metres Along Strike and Discovers a New Zone Named Blackjack by Drilling 30 Metres at 4.96 g/t AuEq from 11.85 Metres Downhole

TORONTO, Sept. 5, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for four holes drilled at the Trap Target ("Trap"), which is situated approximately 3.5 kilometres to the northeast of the flagship Apollo system within the Company's Guayabales Project located in Caldas, Colombia. The Company has five diamond drill rigs in operation as part of its fully funded 40,000 metre drill program for 2024, with two rigs drilling at Trap, two rigs drilling at the Apollo system and one rig drilling at the Plutus Target.

Ari Sussman, Executive Chairman commented: "Since the initial Trap discovery was announced in January of this year, the footprint of the system has expanded at a very rapid rate and the positive surprises continue unabated. The discovery today of Blackjack, which is a near surface high-grade bulk zone of mineralization east of the Trap Main Zone, is exciting and opens the possibility for the Company to find new parallel zones of mineralization. Secondly, the strike of the Trap Main Zone has doubled and now extends for 700 metres and remains completely open in all directions for expansion. We will continue being aggressive with step-out drilling from two newly constructed pads located along the southeast strike of the system. We are hoping to cut the Blackjack and Trap Main Zones from these new drill pads as we test an additional 700 metres of strike potential.  If successful from the southeastern most pad (TPad6), we will once again double the strike length at Trap to 1,400 metres."

Drilling at the Trap Target has outlined two northwest-to-southeast trending parallel broad mineralized zones named the Trap Main Zone ("TMZ") and the Blackjack Zone, respectively. Both zones host continuous mineralization consisting of two overprinting sets of sheeted carbonate and quartz base metal veins striking in northwest and intersecting other vein sets with east-west directions. So far, the TMZ has been loosely drill tested along 700 metres of strike, is between 30 metres to 150 metres thick and has been intercepted up to 915 metres below surface. The newly discovered Blackjack Zone has been intercepted in two drill holes located approximately 400 metres apart and along strike.  Both zones remain open for expansion along strike with geological mapping of limited exposures having outlined more than 1,400 metres of strike potential.

Highlights (see Table 1 and Figures 1-2)

•	Drilling has discovered a new and near surface zone of high-grade mineralization named Blackjack in hole TRC-14. Blackjack shares the same characteristics as the TMZ with overprinting northwest and east-west trending sheeted veinlets hosted in a bulk zone of quartz diorite porphyry intrusive rock. Blackjack is located parallel to the TMZ and trends in northwest to southeast direction with assay results for the discovery hole as follows:
•	30 metres @ 4.96 g/t gold equivalent from 11.85 metres down hole

Subsequent drilling from Tpad4 and Tpad5 has visually appeared to have intersected the Blackjack zone.

•	Assay results for two new holes drilled from TPad4 (TRC-12 and TRC-14) have extended the TMZ a further 350 metres along strike to the southeast for a total drilled strike length of approximately 700 metres. The TMZ, which has been mapped on surface for 1,400 metres in strike length, remains open to the northwest and southeast for further expansion. New assay results for the holes intercepting the TMZ are below:

Hole TRC-12 cut the TMZ along strike in a southwesterly directed step-out hole and intercepted:

•
•	87.60 metres @ 1.57 g/t gold equivalent from 376.90 metres including:
•	26.65 metres @ 3.22 g/t gold equivalent from 437.85 metres.

Hole TRC-14 intercepted mineralization contiguous to the east of the projection of the TMZ. The hole was drilled in west-south-westerly direction with assay    results including:

•
•	34.45 metres @ 1.44 g/t gold equivalent from 403.40 metres including:
•	4.25 metres @ 6.35 g/t gold equivalent from 419.55 metres

The hole, which was projected to enter the TMZ at approximately 535 metres downhole, entered strong mineralization at the end of the hole before being lost due to a technical challenge. This mineralization is interpreted to be the TMZ with the final metres of the hole assaying:

•
•	3.85 metres @ 2.88 g/t gold equivalent from 544.40 metres
•	The Company remains aggressive in expanding the potential of Trap with two new pads constructed and rigs turning at each pad. TPad5 and TPad6 are located approximately 250 metres and 700 metres to the southeast of TPad4, respectively. Additional assay results will be reported once they are received and compiled by the Company.

Table 1: Assays Results for TRC-12, TRC-13, TRC-14 and TRC-15

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Zn %	Pb %	Cu %	AuEq g/t*	Zone
TRC-12	8.20	10.50	2.30	1.35	11	0.01	0.02	-	1.46
and	183.00	185.90	2.90	1.44	21	0.01	0.01	0.02	1.65
and	376.90	464.50	87.60	1.46	6	0.14	0.07	0.01	1.57	TMZ
Incl.	437.85	464.50	26.65	2.92	12	0.44	0.20	0.03	3.22
and	562.00	563.55	1.55	1.14	48	0.03	0.08	0.06	1.80
and	591.65	593.50	1.85	2.64	9	0.21	0.12	0.05	2.79
TRC-13	NSV
TRC-14	11.85	41.85	30.00	3.10	149	0.12	0.20	0.05	4.96	Blackjack
and	64.25	79.85	15.60	0.80	12	0.04	0.02	0.01	0.95	Blackjack
and	328.80	333.45	4.65	5.80	9	0.01	0.02	0.11	5.88
and	403.40	437.85	34.45	1.39	6	0.02	0.02	0.04	1.44	TMZ extension?
Incl.	419.55	423.80	4.25	6.30	16	0.05	0.06	0.04	6.35
& incl.	435.25	437.85	2.60	3.82	5	0.02	0.03	0.01	3.79
and	544.40	548.25	3.85	2.93	2	0.03	0.01	0.01	2.88	TMZ ended in mineralization
TRC-15	NSV

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.014 x 0.88) + (Zn (%) x 0.46 x 0.85) + (Pb (%) x 0.41 x 0.85) + (Cu (%) x 1.47 x 0.90) utilizing metal prices of Ag - US$25/oz, Zn - US$1.25/lb, Pb - US$1.10/lb, Cu - US$3.95/lb and Au - US$1,850/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Zn, 85% for Pb and 90% for Cu. AuEq (g/t) calculation considers Cu value when Cu>0.05% for each intercept. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023 and April 11, 2024. Recovery rates for zinc and lead are speculative in nature as metallurgical work has not been completed to date on these metals. True widths are unknown, and grades are uncut.

•	Two additional holes, TRC-13 and TRC-15, were drilled to the east and away from the TMZ and Blackjack Zones. The holes were designed to test a conceptual porphyry target and failed to intersect any significant mineralization.

Figure 1: Plan View of the Trap Target and Drill Holes Announced in this Release (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Guayabales Project Highlighting the Trap Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company's 2024 objective is to expand the Apollo system, step out along strike to expand the recently discovered Trap system and make a new discovery at either the Tower or X targets or Plutus targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE under the trading symbol "CNL", on the TSX under the trading symbol "CNL", on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statement.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 05-SEP-24